Fulbright & Jaworski l.l.p.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

cstrauss@fulbright.com direct dial: (713) 651-5535	telephone: facsimile:	(713) 651-5151 (713) 651-5246

July 9, 2009

Via EDGAR

Mr. John P. Lucas

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Registration Statement on Form S-3
Filed June 5, 2009 (the “Registration Statement”)
File No. 333-159802

Form 10-K for Fiscal Year Ended December 31, 2008 (the “Form 10-K”)
Filed March 11, 2009
Definitive Schedule 14A
Filed April 3, 2009 (the “Proxy Statement”)
Response Letter Dated May 14, 2009 (the “Response Letter”)
File No. 001-33610

Dear Mr. Lucas:

We have received your letter dated June 25, 2009 regarding the above-referenced filings. Your letter requested a response by July 10, 2009. This letter confirms that the response date has been extended to no later than July 17, 2009. Thank you for your consideration and please contact me at (713) 651-5535 if you have any questions.

Sincerely,

/s/ Charles L. Strauss
Charles L. Strauss

cc:	H. Roger Schwall, Securities and Exchange Commission
Lily Dang, Securities and Exchange Commission
Benjamin W. Hulburt, Rex Energy Corporation
Thomas C. Stabley, Rex Energy Corporation
Christopher K. Hulburt, Rex Energy Corporation

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